Exhibit (a)(7)(L)

Ivan G. Seidenberg
President and Chief Executive Officer
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036-6797
ivan.g.seidenberg@verizon.com

Arun Sarin
Chief Executive Officer
Vodafone Group PLC
Vodafone House
The Connection
Newbury, Berkshire RG14 2FN
England, United Kingdom
arun.sarin@vodafone.com

July 30, 2003

Dear Sirs,

     Attached please find a letter that we sent earlier today to the Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (the “Company”), terminating our offer to purchase 100% of the outstanding shares of the Company. As you are undoubtedly aware, our offer was not successful due to the failure of both Verizon and Vodafone to tender their shares in our clearly superior offer.

     We find it incredible that Verizon and Vodafone decided not to accept, or even seriously consider, our offer, which provided four times the consideration included in the Salinas offer. You have elected not to disclose the basis for accepting a clearly inferior offer and turning away our offer, and we can only hope that it was not due to some undisclosed agreement or understanding that did not equally benefit minority shareholders. We hope, for the sake of your shareholders, that your decision making process for evaluating other business opportunities is more transparent and economically rational. The manner in which Verizon and Vodafone have been making and exiting their investments in this and other emerging markets shows a pattern of rash behavior, driven by questionable economic strategies (the old “buy at the top, sell at the bottom” strategy). This transaction raises serious questions regarding the competence with which Verizon and Vodafone do business.

     What is clear is that the international financial community will view this as another example of Verizon and Vodafone disengaging from their investment for a token amount of consideration, without working with creditors to explore other alternatives. We would have hoped that before abandoning your Mexican operations, you would have first discussed with creditors ways to capitalize the Company without investing new cash and restructure the Company’s liabilities. Instead, in your haste to exit the investment, you accepted less consideration than you could have gotten from us, turned the Company over to its principal competitor who will benefit regardless of whether the Company is restructured and left the Company’s employees, suppliers and particularly its long-term creditors to fend for themselves in a jurisdiction in which the rights of creditors are not easily enforced. No amount of obfuscation or doubletalk will change that reality.

Sincerely,

/s/ Julio Herrera

Julio Herrera
Fintech Advisory Inc.

cc:	Mr. David Benson, Verizon Communications Inc. david.benson@verizon.com
Mr. John W. Diercksen, Verizon Communications Inc. john.w.diercksen@verizon.com
Mr. Charles Butterworth, Vodafone Group PLC charles.butterworth@vodafone.com

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